                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             DEL MONTE FOODS COMPANY
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                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                    24522P10
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                                 (CUSIP NUMBER)

                               H. J. HEINZ COMPANY
                       ATTN: LAURA STEIN, GENERAL COUNSEL
                                600 GRANT STREET
                              PITTSBURGH, PA 15219
                                 (412) 456-5700
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 12, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D
CUSIP No. 24522P10                                                   Page 2 of 8

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1    NAME OF REPORTING PERSONS     H. J. HEINZ COMPANY
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)   25-0542520

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                                       OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  PENNSYLVANIA
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               7    SOLE VOTING POWER

   NUMBER OF                                -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   *
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                 -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                             *
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             *
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             *
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14   TYPE OF REPORTING PERSON*

                                             CO
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* See Item 5 and Item 6.
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                                                                     Page 3 of 8

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Del Monte Common Stock"), of Del Monte Foods Company, a Delaware corporation ("Del Monte"). Del Monte's principal executive offices are at One Market @ The Landmark, San Francisco, California 94105.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c). This statement is being filed by H. J. Heinz Company, a Pennsylvania corporation ("Heinz"). The address of the principal business and principal office of Heinz is 600 Grant Street, Pittsburgh, Pennsylvania 15219. Heinz and its subsidiaries manufacture and market an extensive line of processed food products throughout the world. Its principal products include ketchup, condiments and sauces, frozen food, pet food, soups, beans and pasta meals, tuna and other seafood products, infant food and other processed food products.

         The name, business address and present principal occupation of each executive officer and director of Heinz is set forth on Schedule A hereto.

         (d) - (e). During the last five years, neither Heinz nor, to the best knowledge of Heinz, any person named in Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f). Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Separation Agreement, dated as of June 12, 2002 (the "Separation Agreement"), between Heinz and SKF Foods Inc., a Delaware corporation ("Spinco"), and an Agreement and Plan of Merger, dated as of June
12, 2002 (the "Merger Agreement"), by and among Del Monte, Heinz, Spinco and Del Monte Corporation, a New York corporation and a wholly-owned direct subsidiary of Del Monte ("Merger Sub"), (i) Heinz has agreed to (A) transfer or cause to be transferred to Spinco certain assets and liabilities of certain of its pet food, seafood, retail private label soup, broth and infant feeding businesses (the "Contribution") and (B) distribute all of the issued and outstanding shares of Spinco common stock ("Spinco Common Stock") on a pro rata basis (the "Distribution") to the holders of the outstanding common stock of Heinz, and
(ii) immediately following the Distribution, Merger Sub will merge with and into Spinco, with Spinco being the surviving corporation (the "Merger"), resulting in Spinco becoming a wholly-owned direct subsidiary of Del Monte. In connection with the Merger, each share of Spinco Common Stock will be automatically converted into the right to receive that number of fully paid and nonassessable shares of Del Monte Common Stock that will result in the fully diluted Del Monte Common Stock at the effective time of the Merger being held approximately 74.5% by the former Spinco stockholders and approximately 25.5% by the Del Monte stockholders, to be determined by a formula specified in the Merger Agreement.
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                                                                     Page 4 of 8


         Concurrently with the execution and delivery of the Merger Agreement, TPG Partners, L.P. and TPG Parallel I, L.P. (each a "Stockholder", and collectively, the "Stockholders") representing, in the aggregate, approximately 47% of the outstanding Del Monte Common Stock, agreed, pursuant to a Voting Agreement, dated as of June 12, 2002 (the "Voting Agreement"), by and among Heinz, Spinco and the Stockholders, among other things (as more fully described in Item 6), to vote to approve (i) the issuance of shares of Del Monte Common Stock in connection with the Merger (the "Share Issuance") and (ii) an amended and restated certificate of incorporation of Del Monte, and have appointed certain officers of Heinz as proxies to vote their Del Monte shares in such a manner.

         The descriptions of the Merger Agreement, the Separation Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are listed as Exhibits 1, 2 and 3 hereto, and the terms of which are hereby incorporated by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a), (b) and (g) Heinz required that the Stockholders enter into the Voting Agreement in order to induce Heinz to enter into the Separation Agreement and the Merger Agreement. The purpose of entering into the Voting Agreement is to facilitate the approval of the Share Issuance and the amended and restated certificate of incorporation of Del Monte by the stockholders of Del Monte.

         (c) Not applicable.

         (d) Pursuant to the Merger Agreement, at the effective time of the Merger, the number of directors of Del Monte will be changed from ten to nine and Del Monte's board of directors will be reconstituted to include six directors designated by Heinz and three directors designated by Del Monte, in each case subject to the approval of the other party, which approval shall not be unreasonably withheld.

         (e), (f), (h) and (i) Not applicable.

         (j) Other than as described above, Heinz currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4 (a) - (j) of Schedule 13D (although Heinz reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreement, Heinz may be deemed to be the beneficial owner of 24,341,385 shares of Del Monte Common Stock (the "Subject Shares"). Based upon information contained in the most recently available filing by Del Monte with the Securities and Exchange Commission (the "SEC"), the Subject Shares constitute approximately 47% of the issued and outstanding shares of Del Monte Common Stock.

         By virtue of the Voting Agreement, Heinz may be deemed to share with the Stockholders the power to vote the Subject Shares. However, Heinz is not entitled to any rights as a stockholder of Del Monte as to the Subject Shares. Pursuant to Rule 13d-4 under the Act, Heinz hereby states that this Schedule 13D shall not be deemed an admission that Heinz is, for purposes of Section 13(d) of the Act, the beneficial owner of any equity securities of Del Monte, and Heinz expressly disclaims beneficial ownership of any such equity securities.

         To the best knowledge of Heinz, without independent verification, no shares of Del Monte Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither Heinz nor, to the best knowledge of Heinz, without independent verification, any person named in Schedule A, has effected any transaction in the Del Monte Common Stock during the past 60 days.

         (d) All pecuniary interest in the Del Monte Shares referred to in Item 5 (a) are held by the Stockholders.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Stockholder agreed to vote all shares of Del Monte Common Stock directly or indirectly beneficially owned by such Stockholder and any other shares of Del Monte Common Stock which it has the right to vote (the "Shares") to approve (i) the Share Issuance, (ii) the adoption of the amended and restated certificate of incorporation of Del Monte and (iii) any other actions necessary or desirable in furtherance of the Merger and the Merger Agreement and the transactions contemplated thereby. Each Stockholder also agreed to vote its Shares against (i) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Del Monte or Merger Sub under the Merger Agreement and (ii) except with the prior written consent of Heinz, any action or agreement that would adversely affect or delay the Merger in any respect. In addition, each Stockholder granted to William R. Johnson, Arthur Winkleblack and Laura Stein, each an executive officer of Heinz, irrevocable proxies to vote its Shares in a manner consistent with the above.

         Also pursuant to the Voting Agreement, each of the Stockholders agreed that, until the date of the consummation of the Merger, it would not (i) sell, transfer, pledge, encumber, assign or otherwise dispose of its Shares, or enter into any contract, option or other arrangement or understanding with respect to the transfer of, the Shares or (ii) deposit the Shares into a voting trust, enter into any voting arrangement or understanding, or otherwise transfer, whether by proxy, voting arrangement or otherwise, the right to vote the Shares.

         Each Stockholder further agreed pursuant to the Voting Agreement that, until the date of the consummation of the Merger, it and its representatives will not, directly or indirectly, take any action to solicit, initiate or encourage any inquiry or proposal for a business combination involving Del Monte or a sale of such Stockholders' Shares or engage in negotiations with, or disclose any non-public information relating to Del Monte to, any person that may be considering such a proposal. In addition, each Stockholder agreed not to waive or modify any confidentiality agreement to which it or Del Monte or any of Del Monte's subsidiaries is a party, or otherwise facilitate any effort to make or implement a business combination involving Del Monte.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of June 12, 2002, by and among Heinz, Spinco, Del Monte and Del Monte Corporation (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by Heinz on June 18, 2002).

         2. Separation Agreement, dated as of June 12, 2002, between Heinz and Spinco (incorporated by reference to Exhibit 2.2 of the current report on Form 8-K filed by Heinz on June 18, 2002).

         3. Voting Agreement dated as of June 12, 2002, by and among Heinz, Spinco, TPG Partners, L.P. and TPG Parallel I, L.P. (incorporated by reference to Exhibit 9.1 of the current report on Form 8-K filed by Heinz on June 18, 2002).

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   June 24, 2002

                                         H. J. HEINZ COMPANY

                                         By:  /s/ Laura Stein
                                              ----------------------------
                                              Name:  Laura Stein
                                              Title: Senior Vice President and
                                                      General Counsel

                                   SCHEDULE A

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND EXECUTIVE OFFICER OF H. J. HEINZ COMPANY

         The name, business address and title with Heinz, and present principal occupation or employment of each of the directors and executive officers of Heinz are set forth below. Unless otherwise indicated below, each person's principal business address is c/o H. J. Heinz Company, 600 Grant Street, Pittsburgh, Pennsylvania 15219.


                               EXECUTIVE OFFICERS

    NAME                                                       TITLE
-----------------------------------------------------------------------------------------------------------------
WILLIAM R. JOHNSON                        Chairman, President and Chief Executive Officer
ARTHUR WINKLEBLACK                        Executive Vice President and Chief Financial Officer
RICHARD H. WAMHOFF                        Executive Vice President - Heinz Asia/Pacific, Global Mfg./Supply Chain
DAVID R. WILLIAMS                         Executive Vice President, President and Chief Operating Officer - Europe,
                                          Middle East, Africa and India
MICHAEL J. BERTASSO                       Senior Vice President - Strategy, Process and Business Development
WILLIAM C. GOODE                          Senior Vice President and Chief Administrative Officer
NEIL HARRISON                             Senior Vice President and President - Heinz Frozen Food
JOSEPH JIMENEZ                            Senior Vice President and President - Heinz North America
MICHAEL D. MILONE                         Senior Vice President - Global Category Development
D. EDWARD I. SMYTH                        Senior Vice President - Corporate and Government Affairs
LAURA STEIN                               Senior Vice President and General Counsel

                                    DIRECTORS

 NAME AND TITLE                         PRESENT PRINCIPAL OCCUPATION, INCLUDING NAME OF EMPLOYER
------------------------------------------------------------------------------------------------------------
WILLIAM R. JOHNSON                        President, CEO and Chairman, H. J. Heinz Company

NICHOLAS F. BRADY                         Chairman of the Board, Darby Advisors, Inc. and Darby Overseas
                                          Investments, Ltd.
                                          c/o Darby Advisors, Inc.
                                          16 North Washington Street
                                          Easton, MD 21601

MARY C. CHOKSI                            Managing Director, Strategic Investment Partners, Inc. and Emerging
                                          Markets Investors Corporation
                                          c/o Strategic Investment Partners
                                          1001 19th Street North, 16th Floor
                                          Arlington, VA 22209

LEONARD S. COLEMAN, JR.                   Senior Advisor, Major League Baseball

PETER H. COORS                            Chairman, Coors Brewing Company
                                          c/o Coors Brewing Company
                                          P.O. Box 4030
                                          Golden, CO 80401

EDITH E. HOLIDAY                          Attorney

SAMUEL C. JOHNSON                         Chairman Emeritus, S.C. Johnson & Son, Inc.
                                          c/o S.C. Johnson & Son, Inc.
                                          1525 Howe Street
                                          Racine, WI 53403

CANDACE KENDLE                            Chairman and CEO, Kendle International Inc.
                                          c/o Kendle International Inc.
                                          700 Carew Tower
                                          441 Vine Street
                                          Cincinnati, OH 45202

DEAN R. O'HARE                            Chairman and CEO, The Chubb Corporation
                                          c/o The Chubb Group
                                          15 Mountain View Road
                                          Warren, NJ 07059

THOMAS J. USHER                           Chairman, President and CEO, United States Steel Corporation
                                          c/o U.S. Steel Corporation
                                          600 Grant Street, Suite 6100
                                          Pittsburgh, PA 15219-2800

DAVID R. WILLIAMS                         Executive Vice President, Heinz Europe, Middle East,
                                          Africa and India

JAMES M. ZIMMERMAN                        Chairman and CEO, Federated Department Stores, Inc.
                                          c/o Federated Department Stores, Inc.
                                          7 West Seventh Street
                                          Cincinnati, OH 45202